Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
James C. Lin * Martin Rogers ** Miranda So *	James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

March 11, 2025

Re:	Chagee Holdings Limited (CIK: 0002013649) Responses to the Staff’s Comments on the Amendment No. 6 to Draft Registration Statement on Form F-1 Submitted January 13, 2025

Confidential

Stephen Kim

Suying Li

Rebekah Reed

Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Chagee Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 21, 2025 on the Company’s Amendment No. 6 Draft Registration Statement on Form F-1 confidentially submitted on January 13, 2025 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 7 to the Draft Registration Statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms not defined herein shall have the meaning given to them in the Revised Draft Registration Statement.

Along with this submission, the Company also included its audited consolidated financial statements as of and for the year ended December 31, 2024 in the Revised Draft Registration Statement.

Based on the current timetable, the Company respectfully advises the Staff that it expects to publicly file the Registration Statement by the end of March 2025 and have it declared effective in mid-April 2025. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time once all outstanding comments, if any, are resolved. The Company would greatly appreciate the Staff's assistance in meeting the proposed timetable.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Amendment No. 6 to Draft Registration Statement on Form F-1 submitted January 13, 2025

Management

Compensation of Directors and Executive Officers, page 149

1.	Please update your executive compensation information for the most recently completed fiscal year ended December 31, 2024. Refer to Item 6.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 149 of the Revised Draft Registration Statement.

The Consolidated Financial Statements, page F-1

2.	Please update your financial statements for the fiscal year ended December 31, 2024 in accordance with Item 8.A.4 of Form 20-F or include the representations noted in Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to your registration statement.

In response to the Staff’s comment, the Company has updated its financial statements for the fiscal year ended December 31, 2024 in accordance with Item 8.A.4 of Form 20-F.

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March 11, 2025	2

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) and Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Junjie Zhang, Chief Executive Officer
Chagee Holdings Limited

Ms. Shuang Zhao, Partner
Cleary Gottlieb Steen & Hamilton LLP

Mr. Allen Lu, Partner
KPMG Huazhen LLP

March 11, 2025	3